UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1834

(Amendment No. 1)

__________________________

BARE ESCENTUALS, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

067511105
(CUSIP Number)

Stacey Seewald Sandler Capital Management 711 Fifth Avenue, 15th Floor New York, NY 10022 (212) 754-8100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1834 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 067511105	Page 2 of 18 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Sandler Associates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 1,841,260 shares SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 1,841,260 shares SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,841,260 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 067511105	Page 3 of 18 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Sandler Associates II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 82,253 shares SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 82,253 shares SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,253 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 067511105	Page 4 of 18 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Sandler Offshore Fund, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 247,400 shares SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 247,400 shares SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,400 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 067511105	Page 5 of 18 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Sandler Plus Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 916,200 shares SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 916,200 shares SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 916,200 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 067511105	Page 6 of 18 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Sandler Capital Structure Opportunities Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 140,910 shares SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 140,910 shares SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,910 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 067511105	Page 7 of 18 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Andrew Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 3,740,182 shares SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 3,740,182 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,740,182 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 067511105	Page 8 of 18 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Sandler Capital Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 3,740,182 shares SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 3,740,182 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,740,182 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 067511105	Page 9 of 18 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Douglas Schimmel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 300,000 shares SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 300,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 067511105	Page 10 of 18 Pages

SCHEDULE 13D

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Statement”) relates to the common stock, par value $.001 per share (the “Common Stock”), of Bare Escentuals, Inc. (the “Company” or the “Issuer”). This Statement supplementally amends the initial statement on Schedule 13D, filed on August 11, 2009 (the "Initial Statement"), by the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to report that, as a result of recent transactions in the Common Stock, the Reporting Persons are no longer the beneficial owner of more than five percent of the outstanding Common Stock of the Issuer.

Item 2. Identity and Background.

Item 2 is hereby amended by replacing the first paragraph and paragraphs (i) through (viii) with the following:

This Statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1834, as amended, by each of the following persons (sometimes referred to herein collectively as “Reporting Persons”):

(i)        Sandler Associates, a New York limited partnership (“SA”), by virtue of its beneficial ownership of 1,841,260 shares of the Common Stock covered by this Statement;

(ii)       Sandler Associates II, LP, a New York limited partnership (“SA II”), by virtue of its beneficial ownership of 82,253 shares of the Common Stock covered by this Statement;

(iii)      Sandler Offshore Fund, Inc., a company formed under the laws of the British Virgin Islands (“SOF”), by virtue of its beneficial ownership of 247,400 shares of the Common Stock covered by this Statement;

(iv)      Sandler Plus Master Fund, Ltd., a company formed under the laws of the Cayman Islands (“SPF”), by virtue of its beneficial ownership of 916,200 shares of the Common Stock covered by this Statement;

(v)        Sandler Capital Structure Opportunities Master Fund, Ltd., a company formed under the laws of the Cayman Islands (“SCSOF”), by virtue of its beneficial ownership of 140,910 shares of the Common Stock covered by this Statement;

(vi)      Andrew Sandler, a U.S. citizen, by virtue of his being the portfolio manager of SA, SA II, SOF, SPF and various managed accounts, as a result of which he may be deemed to have beneficial ownership of 3,740,182 shares of Common Stock covered by this Statement;

(vii)      Sandler Capital Management, a registered investment advisor and a New York general partnership (“SCM”), by virtue of its being the investment adviser to SA, SA II, SOF, SPF, SCSOF and various managed accounts, as a result of which it may be deemed to have beneficial ownership of 3,740,182 shares of Common Stock covered by this Statement; and

(viii)    Douglas Schimmel, a U.S. citizen, by virtue of his being the portfolio manager of SCSOF and various managed accounts, as a result of which he may be deemed to have beneficial ownership of 300,000 shares of Common Stock covered by this Statement.

CUSIP No. 067511105	Page 11 of 18 Pages

SCHEDULE 13D

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following to the end thereof:

Since the Reporting Persons filed their initial Schedule 13D in August 2009, the Reporting Persons have met with and engaged in discussions with members of the Issuer's senior management team, including Leslie Blodgett, who is also a member of the Issuer’s board of directors, regarding the topics outlined in the Reporting Persons' August 2009 letter (reproduced above in this Item 4) and related topics.  The Reporting Persons believe that these discussions were productive in terms of alerting the Issuer's board and management to the Reporting Persons' concerns and the Reporting Persons believe that the Issuer has begun to address these concerns in a constructive and appropriate manner.

During the period September 4 to October 9, the Reporting Persons reduced the size of their position in the Common Stock to less than 5% of the Common Stock outstanding through open market sales of Common Stock. The sales were made in order to reduce the position size of Issuer in Reporting Persons' overall portfolio so that the position size would remain consistent with Reporting Persons' internal portfolio limitations.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by replacing it in its entirety with the following:

(a)        As of the date hereof, each of SA, SA II, SOF, SPF and SCSOF each beneficially own 1,841,260 shares of Common Stock, 82,253 shares of Common Stock, 247,400 shares of Common Stock, 916,200 shares of common Stock and 140,910 shares of Common Stock, respectively, or 2.0% , 0.1%, 0.3%, 1.0% and 0.2% respectively, of the Company’s issued and outstanding shares of Common Stock.

By virtue of the fact that SCM is the investment adviser to and is authorized and empowered to vote and dispose of the securities held by SA, SAII, SOF, SPF, SCSOF and various managed accounts, SCM may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each beneficially own. Accordingly, as of the date hereof, SCM may be deemed to own beneficially an aggregate of 3,740,182 shares of Common Stock or 4.1% of the Company’s issued and outstanding shares of Common Stock.

By virtue of the fact that Andrew Sandler is the portfolio manager of SA, SA II, SOF, SPF and various managed accounts and is authorized and empowered to vote and dispose of the securities held by SA, SA II, SOF, SPF, SCSOF and various managed accounts, Andrew Sandler may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each beneficially own. Accordingly, as of the date hereof, Andrew Sandler may be deemed to own beneficially an aggregate of 3,740,182 shares of Common Stock or 4.1% of the Company’s issued and outstanding shares of Common Stock.

By virtue of the fact that Douglas Schimmel is the portfolio manager of SCSOF and various managed accounts and is authorized and empowered to vote and dispose of the securities held by SCSOF and such managed accounts, Douglas Schimmel may be deemed to share voting

CUSIP No. 067511105	Page 12 of 18 Pages

SCHEDULE 13D

power and the power to direct the disposition of the shares of Common Stock which each beneficially own. Accordingly, as of the date hereof, Douglas Schimmel may be deemed to own beneficially an aggregate of 300,000 shares of Common Stock or 0.3% of the Company’s issued and outstanding shares of Common Stock.

(b)        SA has the sole power to direct the vote and the sole power to direct the disposition of the 1,841,260 shares of Common Stock that may be deemed to be owned beneficially by it. SA II has the sole power to direct the vote and the sole power to direct the disposition of the 82,253 shares of Common Stock that may be deemed to be owned beneficially by it. SOF has the sole power to direct the vote and the sole power to direct the disposition of the 247,400 shares of Common Stock that may be deemed to be owned beneficially by it. SPF has the sole power to direct the vote and the sole power to direct the disposition of the 916,200 shares of Common Stock that may be deemed to be owned beneficially by it. SCSOF has the sole power to direct the vote and the sole power to direct the disposition of the 140,910 shares of Common Stock that may be deemed to be owned beneficially by it. SCM has the shared power to direct the vote and the shared power to direct the disposition of the 3,740,182 shares of Common Stock that may be deemed to be owned beneficially by it. Andrew Sandler has the shared power to direct the vote and the shared power to direct the disposition of the 3,740,182 shares of Common Stock that may be deemed to be owned beneficially by him. Douglas Schimmel has the shared power to direct the vote and the shared power to direct the disposition of the 300,000 shares of Common Stock that may be deemed to be owned beneficially by him.

(c)  Except as set forth in Schedule C, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d)        No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)        The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on September 16, 2009.

.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Issuer.

Not applicable.

Item 7. Materials to be Filed as Exhibits.

Exhibit 7.01:	Joint Filing Agreement

CUSIP No. 067511105	Page 13 of 18 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2009

SANDLER CAPITAL MANAGEMENT
By:	MJDM Corp., a general partner
By:	/s/ Moira Mitchell
Name: Moira Mitchelll Title: President

SANDLER ASSOCIATES
By:	Sandler Associates GP, LLC, a general partner
By:	/s/ Andrew Sandler
Name: Andrew Sandler Title: Manager

SANDLER OFFSHORE FUND, INC.
By:	/s/ Steven Warshavsky
Name: Steven Warshavsky Title: Director

SANDLER PLUS MASTER FUND, LTD.
By:	/s/ Steven Warshavsky
Name: Steven Warshavsky Title: Director

CUSIP No. 067511105	Page 14 of 18 Pages

SCHEDULE 13D

SANDLER CAPITAL STRUCTURE OPPORTUNITIES MASTER FUND, LTD.
By:	/s/ Steven Warshavsky
Name: Steven Warshavsky Title: Director

/s/ Andrew Sandler
ANDREW SANDLER

/s/ Douglas Schimmel
DOUGLAS SCHIMMEL

CUSIP No. 067511105	Page 15 of 18 Pages

SCHEDULE 13D

SCHEDULE C

TRANSACTIONS IN THE COMMON STOCK ($0.001 PAR VALUE PER SHARE)

OF BARE ESCENTUALS, INC DURING THE PAST 60 DAYS

Date	Transaction Conducted By	Number of Shares	Nature of Transaction	Price per share
8/12/2009	SCM	8,300	Open Market Purchase	$9.4962
9/1/2009	SA	11 (1)	Open Market Sale	$1.8390
9/1/2009	SAII	1 (1)	Open Market Sale	$1.8390
9/1/2009	SCM	41,700	Open Market Sale	$9.3162
9/1/2009	SCM	88 (1)	Open Market Sale	$1.8390
9/9/2009	SAII	130	Open Market Sale	$10.3198
9/9/2009	SCM	69,870	Open Market Sale	$10.3198
9/10/2009	SA	2,340	Open Market Sale	$10.7977
9/10/2009	SAII	470	Open Market Sale	$10.7977
9/10/2009	SCM	1,170	Open Market Sale	$10.7977
9/10/2009	SPF	2,520	Open Market Sale	$10.7977
9/11/2009	SA	16,740	Open Market Sale	$10.7924
9/11/2009	SA	21,770	Open Market Sale	$10.7500
9/11/2009	SAII	750	Open Market Sale	$10.7924
9/11/2009	SAII	970	Open Market Sale	$10.7500
9/11/2009	SCM	2,250	Open Market Sale	$10.7924
9/11/2009	SCM	2,930	Open Market Sale	$10.7500
9/11/2009	SOF	2,250	Open Market Sale	$10.7924
9/11/2009	SOF	1,410	Open Market Sale	$10.7500
9/11/2009	SPF	8,010	Open Market Sale	$10.7924
9/11/2009	SPF	10,420	Open Market Sale	$10.7500
9/16/2009	SA	128,500	Open Market Sale	$10.9500
9/16/2009	SA	14,780	Open Market Sale	$11.0700
9/16/2009	SAII	5,700	Open Market Sale	$10.9500
9/16/2009	SAII	660	Open Market Sale	$11.0700
9/16/2009	SCM	14,251	Open Market Sale	$10.9500
9/16/2009	SCM	510	Open Market Sale	$11.0700
9/16/2009	SOF	17,300	Open Market Sale	$10.9500
9/16/2009	SOF	1,980	Open Market Sale	$11.0700
9/16/2009	SPF	61,500	Open Market Sale	$10.9500
9/16/2009	SPF	7,070	Open Market Sale	$11.0700
9/23/2009	SA	7,700	Open Market Sale	$12.3317
9/23/2009	SCM	64,200	Open Market Purchase	$12.1402
9/23/2009	SCM	400	Open Market Sale	$12.3317
9/23/2009	SOF	1,600	Open Market Sale	$12.3317
9/24/2009	SA	1,700	Open Market Sale	$12.1205
9/24/2009	SAII	67	Open Market Sale	$12.1205
9/24/2009	SCM	100	Open Market Sale	$12.1205
9/24/2009	SOF	200	Open Market Sale	$12.1205

CUSIP No. 067511105	Page 16 of 18 Pages

SCHEDULE 13D

Date	Transaction Conducted By	Number of Shares	Nature of Transaction	Price per share
9/28/2009	SA	41,180	Open Market Sale	$12.0105
9/28/2009	SAII	1,840	Open Market Sale	$12.0105
9/28/2009	SCM	1,420	Open Market Sale	$12.0105
9/28/2009	SOF	5,560	Open Market Sale	$12.0105
9/29/2009	SA	46,520	Open Market Sale	$12.1003
9/29/2009	SAII	2,080	Open Market Sale	$12.1003
9/29/2009	SCM	1,610	Open Market Sale	$12.1003
9/29/2009	SOF	6,230	Open Market Sale	$12.1003
9/29/2009	SPF	2,560	Open Market Sale	$12.1003
9/30/2009	SCM	9,400	Open Market Purchase	$12.3228
10/5/2009	SA	10,930	Open Market Purchase	$11.0400
10/5/2009	SAII	410	Open Market Purchase	$11.0400
10/5/2009	SCM	4,700	Open Market Purchase	$11.0400
10/5/2009	SOF	2,000	Open Market Purchase	$11.0400
10/5/2009	SPF	6,960	Open Market Purchase	$11.0400
10/7/2009	SA	52,590	Open Market Sale	$12.2377
10/7/2009	SA	171,150	Open Market Sale	$12.2873
10/7/2009	SAII	2,350	Open Market Sale	$12.2377
10/7/2009	SAII	7,650	Open Market Sale	$12.2873
10/7/2009	SCM	1,820	Open Market Sale	$12.2377
10/7/2009	SCM	8,040	Open Market Sale	$12.2873
10/7/2009	SOF	7,070	Open Market Sale	$12.2377
10/7/2009	SOF	23,000	Open Market Sale	$12.2873
10/7/2009	SPF	26,170	Open Market Sale	$12.2377
10/7/2009	SPF	85,160	Open Market Sale	$12.2873
10/9/2009	SA	223,830	Open Market Sale	$12.9892
10/9/2009	SAII	10,000	Open Market Sale	$12.9892
10/9/2009	SCM	42,920	Open Market Sale	$12.9892
10/9/2009	SOF	30,070	Open Market Sale	$12.9892
10/9/2009	SPF	111,380	Open Market Sale	$12.9892

(1) Sales were of options. Each option entitles the holder to purchase 100 shares of the Issuer’s Common Stock.

CUSIP No. 067511105	Page 17 of 18 Pages

SCHEDULE 13D

EXHIBIT 7.01

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1834, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Bare Escentuals, Inc. and that this Agreement be included as an Exhibit to such statement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of October 13, 2009.

SANDLER CAPITAL MANAGEMENT
By:	MJDM Corp., a general partner
By:	/s/ Moira Mitchell
Name: Moira Mitchelll Title: President

SANDLER ASSOCIATES
By:	Sandler Associates GP, LLC, a general partner
By:	/s/ Andrew Sandler
Name: Andrew Sandler Title: Manager

SANDLER OFFSHORE FUND, INC.
By:	/s/ Steven Warshavsky
Name: Steven Warshavsky Title: Director

SANDLER PLUS MASTER FUND, LTD.
By:	/s/ Steven Warshavsky
Name: Steven Warshavsky Title: Director

CUSIP No. 067511105	Page 18 of 18 Pages

SCHEDULE 13D

SANDLER CAPITAL STRUCTURE OPPORTUNITIES MASTER FUND, LTD.
By:	/s/ Steven Warshavsky
Name: Steven Warshavsky Title: Director

/s/ Andrew Sandler
ANDREW SANDLER

/s/ Douglas Schimmel
DOUGLAS SCHIMMEL